Mail Stop 4561

November 10, 2008

By U.S. Mail and Facsimile to: (252) 672-5477

A. Mark Tyler
President & Chief Executive Officer
Cape Fear Bank Corporation
1117 Military Cutoff Road
Wilmington, NC 28405

> **Re: Cape Fear Bank Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 6, 2008**
> **File No. 000-51513**

Dear Mr. Tyler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   Discuss why you plan to participate in the Capital Purchase Program or are considering participating.

2.   Disclose how you expect to use the estimated proceeds of your proposed sale of securities to the Treasury Department.

3.   Please discuss how your participation in the Capital Purchase Program may dilute the interests of your existing common shareholders, including with respect to the

common stock underlying the warrants.

4.   Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

5.   Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

6.   We note you have incorporated by reference financial information in your proxy statement. Please provide the pro forma information required by Item 13 of Schedule 14A. You may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

A. Mark Tyler
Cape Fear Bank Corporation
November 10, 2008
Page 3

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Staff Attorney

cc: William R. Lathan, Jr., Esq.
        Ward and Smith, P.A.
        P.O. Box 867
        New Bern, NC 28563-0867